WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

The following management discussion and analysis of Western Copper and Gold Corporation (along with its subsidiaries, “Western” or the “Company”) is dated November 7, 2013, and provides an analysis of the Company’s results of operations for the three and nine months ended September 30, 2013.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2013 and Western’s audited consolidated financial statements for the year ended December 31, 2012 and the notes thereto. The Company’s accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2012. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT under the symbol WRN. As at the date of this report, the Company had 93,683,937 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov on Form 40-F.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its Casino Project towards production. The Casino deposit contains significant gold, copper, and molybdenum in greater than one billion tonnes of reserves and a potential additional upside of 1.7 billion tonnes in an inferred resource. Located in the Yukon, the Casino deposit is one of the largest undeveloped copper-gold deposits in Canada.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

FINANCIAL POSITION

On December 21, 2012, Western completed a royalty sale with 8248567 Canada Limited (the “Purchaser”), an arms’ length party, whereby the Purchaser cancelled the 5% net profits interest royalty (the “NPI Royalty”) on all claims comprising the Casino Project, other than the Casino B claims, and paid Western US$32 million in exchange for a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project, other than the Casino B claims (the “Transaction”).

The Purchaser had acquired the NPI Royalty, along with two other royalty interests, on August 10, 2012 from Strategic Metals Ltd. (“Strategic”) for US$30 million. An additional US$6 million is due from the Purchaser to Strategic contingent on the Casino Project meeting certain permitting targets by December 31, 2016 (see Strategic’s news release dated August 10, 2012, available on SEDAR, for more information).

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining royalty) for the following amount:

a.	US$39 million if the amount is paid on or prior to December 31, 2013; or
b.	US$59 million if the amount is paid on or after January 1, 2014 but on or before December 31, 2017.

The Company completed the Transaction because it required funds to advance the Casino Project and for general working capital. The Company believes that the NSR Royalty sale was a superior financing option to a standard equity deal. Based on the Company’s analysis, the valuation of the NSR Royalty represented a significant premium to the market valuation of the Company. The proceeds from the Transaction are expected to provide Western with sufficient funds for the estimated period to permit the Casino Project without significantly diluting current shareholders or unduly affecting the returns of the project. Refer to the Liquidity and Capital Resources section for more details on the Company’s financial position.

CASINO PROJECT

FEASIBILITY STUDY

Summary

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form NI 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR. The Feasibility Study succeeds the pre-feasibility study dated May 17, 2011 and incorporates an updated reserve, significant updated engineering, particularly in the areas of energy supply, metallurgy and flow sheet design, and brings the engineering on the project to a feasibility study level. The following summary is qualified in its entirety by reference to the full text of the Feasibility Study.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

The Feasibility Study establishes the Casino Project as a robust copper-gold project with positive economics at conservative commodity prices. Globally over the past few years, very few projects of the size of Casino have been engineered to a feasibility study level and maintained attractive economics.

The following is a summary of key financial results at each price scenario used in the Feasibility Study. These results include the following assumptions:

  An exchange rate of US$1:$1 was used for capital and operating cost estimates. The exchange rate applied to each commodity price scenario is indicated in the commodity price table below.
  All financial results include the NSR Royalty.
  Unless otherwise noted, all financial figures are calculated using the Long Term metal price scenario.
	Long Term	SEC	Spot
NPV pre-tax (8% discount)	$2.82 billion	$3.47 billion	$3.46 billion
IRR pre-tax (100% equity)	24.0%	26.8%	27.1%

NPV after-tax (8% discount)	$1.83 billion	$2.29 billion	$2.28 billion
IRR after-tax (100% equity)	20.1%	22.5%	22.7%

Payback period (years)	3.0	2.7	2.6

Net Smelter Return ($/t milled)	22.59	24.62	24.27
Copper Cash Cost (Credit)* (US$/lb)	(0.81)	(0.85)	(0.90)

                     * The revenue from by-product credits is expected to exceed the cash costs to produce copper.

The financial results of the Feasibility Study were calculated using three different metal price scenarios. Long term prices ("Long Term") were based on long term copper price projections from Wood Mackenzie, a research firm that specializes in metals and energy, and typical analyst projections of long term metal prices for the other metals. SEC pricing guidance uses LME three-year historical rolling average prices from December 31, 2012. Spot prices ("Spot") are the spot prices on December 31, 2012.

	Long Term	SEC	Spot
Copper (US$/lb) Molybdenum (US$/lb) Gold (US$/oz) Silver (US$/oz) Exchange Rate (C$:US$)	3.00 14.00 1,400.00 25.00 0.95	3.67 14.67 1,488.00 28.80 1.00	3.57 11.80 1,658.00 29.95 1.00

The Feasibility Study financial results are most sensitive to changes in commodity price assumptions. The Company believes that the Long Term commodity prices used in the Feasibility Study still represent reasonable estimates of long term prices for copper, gold, molybdenum, and silver.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Most of the Casino Project’s revenue is derived from copper (46%), but gold is a significant contributor to the project (34%), establishing the Casino Project as an attractive project from either a copper or gold perspective.

% of Revenue, by Commodity*	Years 1-4	Life of Mine
Copper	48%	46%
Gold	37%	34%
Molybdenum	12%	17%
Silver	3%	3%

* Based on Long Term prices

Key processing plant metrics:

	Years 1-4	Life of Mine
Average Annual Metal Production
Copper (Mlbs)	245	171
Gold (kozs)	399	266
Silver (kozs)	1,777	1,425
Molybdenum (Mlbs)	15.3	15.5

Average Annual Mill Feed Grade
Copper (%)	0.307	0.204
Gold (g/t)	0.371	0.240
Silver (g/t)	2.103	1.74
Molybdenum (%)	0.025	0.023

Recovery (Mill)
Copper (%)	83.7%	86.4%
Gold (%)	67.7%	67.1%
Silver (%)	55.8%	53.4%
Molybdenum (%)	64.8%	70.7%

Recovery (Heap)
Gold (%)	66.0%	66.0%
Copper (%)	18.0%	18.0%
Silver (%)	26.0%	26.0%

Annual Concentrate Production
Cu (dry ktonnes)	395	275
Mo (dry ktonnes)	12	13

Average Concentrate Grade
Copper Concentrate
Cu (%)	28.0%	28.0%
Au (g/t)	27.3	25.6
Ag (g/t)	127.7	147.8
Molybdenum Concentrate
Mo (%)	56.0%	56.0%

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Operational Highlights

The Feasibility Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, and heap leach operation. The initial production will focus on the deposit's oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates.

Operation	Nominal Throughput (tonnes per day)	Life of Mine (years)
Mill	120,000	22
Heap	25,000	18

Higher grade ore fed to the concentrator during the first four years of the concentrator operation, combined with a low strip ratio in these years, result in higher yearly cash flows during this period that contribute significantly to the project's financial performance and quick pay-back period.

	Years 1-4	Life of Mine
Average Annual Pre-tax Cash Flow ($millions)*	773	531
Average Annual After-tax Cash Flow ($millions)*	682	400
Average NSR ($/t ore milled)*	31.59	22.59

Strip ratio	0.49	0.59

* Based on Long Term prices

Capital Costs

Total initial capital investment in the project is estimated to be $2.46 billion, which represents the total direct and indirect cost for the complete development of the Casino Project, including associated infrastructure and power plant. The following table shows how the initial capital is distributed between the various components. Sustaining capital for the project is estimated at $362 million.

CAPITAL COST	$ millions
Direct Costs
Mining Equipment & Mine Development	454
Concentrator (incl. related facilities)	904
Heap Leach Operation	139
Camp	70
Subtotal Direct Costs	1,567
Indirect Costs	295
Infrastructure Costs
Power Plant	209
Access Road	99
Airstrip	24
Subtotal Infrastructure	332
Contingency	218
Owner's Costs	44
TOTAL CAPITAL COST	2,456

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Operating Costs

Operating costs at the Casino Project are expected to be typical for an operation of this scale. The combined mining and milling operating costs are estimated at $8.52 per tonne ore milled.

The mining costs per tonne of ore delivered to the mill were estimated at $3.05. The operating costs for the milling operation are expected to average $5.47 per tonne of ore processed through the mill over the life of the mine. Heap leach operating costs are expected to average $4.04 per tonne of ore processed through the heap leach over the life of the heap leach.

PERMITTING AND DEVELOPMENT

The Company’s key focus in 2013 is completing and submitting its environmental assessment application to the Yukon Environmental and Socioeconomic Assessment Board (“YESAB”).

Western completed its 2013 field program in September. This marked the end of a six year engineering and baseline data collection program to support the Yukon permitting process. The program included studies for engineering, hydrology, and hydrogeology planning, fisheries research, wildlife surveys and analysis, socio-economic analysis, heritage and archaeology studies and water quality sampling for both the mine site and along the proposed access road.

Preparation of the Project Proposal for review by YESAB is well advanced. The Project Proposal is expected to be ready for submission on schedule later this year. Once the project receives a positive recommendation from YESAB, licenses can be issued to allow construction and operation of the mine.

Western is continuing to engage First Nation governments about the project and working to ensure that all matters of interest to stakeholders are reflected in the Project Proposal. Meetings also continue to be held with Yukon and Federal Government agencies to review aspects of the proposed project that require their approval.

The Company has advanced project engineering since the issue of the Feasibility Study in January 2013 in preparation for formal initiation of basic and detailed engineering in 2014. Key aspects of the engineering work completed include detailed planning and scheduling of the access road and airstrip.

The use of liquefied natural gas (“LNG”) to generate electrical energy continues to be an increasingly attractive power generation option to supply power for the Casino Project and for the Yukon in general. Western continues to work with existing and potential suppliers of LNG to develop the best solution for providing LNG to the Casino Project.

CORPORATE ACTIVITIES

On April 24, 2013, Western adopted a shareholder rights plan (the “Rights Plan”) to ensure, to the extent possible, that all holders of common shares of the Company and the Board have adequate time to consider and evaluate any unsolicited take-over bid for the common shares of the Company, provide the Board with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited take-over bid and encourage the fair treatment of the Company's shareholders in connection with any unsolicited take-over bid.

Under the provisions of the Rights Plan, one right (a “Right”) was issued for each common share outstanding as of April 24, 2013. The Rights will initially be represented by the certificates representing the common shares of the Company.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Subject to the terms of the Rights Plan and to certain exceptions provided therein, the Rights will become exercisable in the event any person, together with joint actors, acquires or announces its intention to acquire 20% or more of Western's outstanding shares without complying with the “Permitted Bid” provisions of the Rights Plan or where the application of the Rights Plan is waived in accordance with its terms. If a take-over is completed without complying with the requirements of the Rights Plan or where the application of the Rights Plan is not waived in accordance with it terms, the Rights holders (other than the acquiring person and its joint actors) will be entitled to purchase additional common shares of the Company at one-half the prevailing market price at that time.

The Rights Plan is not intended to prevent take-over bids. Under the Rights Plan, a bid that, among other things, is made to all shareholders on identical terms and conditions and that is open for at least 60 days may constitute a “Permitted Bid”.

The adoption of the Rights Plan was not in response to a proposal to acquire control of Western. At this time the Company is not aware of any such transaction that would trigger the provisions of the Rights Plan.

On April 24, 2013, the Company also adopted an advance notice policy (the “Policy”). The Company adopted the Policy in order to facilitate an orderly and efficient annual general or, where the need arises, special meeting, ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees, and allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

Among other things, the Policy fixes a deadline by which holders of record of common shares of Western must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the notice to the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Policy.

Both the Rights Plan and the Policy were approved by shareholders at the Company’s annual general meeting held on June 20, 2013.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Sep-13	30-Jun-13	31-Mar-13	31-Dec-12
	$	$	$	$
Loss and comprehensive loss	639,139	117,180	138,860	953,999
Loss per share – basic and diluted	0.01	-	-	0.01
Exploration and evaluation assets	25,078,886	21,939,518	18,973,282	17,706,346
Cash and short-term investments	26,520,786	29,831,659	32,488,827	33,517,542
Total assets	51,966,739	52,126,881	51,723,268	51,634,275

As at and for the quarter ended	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11
	$	$	$	$
Loss and comprehensive loss	738,445	1,019,102	1,201,730	19,096,053
Loss per share – basic and diluted	0.01	0.01	0.01	0.21
Exploration and evaluation assets	47,528,131	45,938,009	43,734,281	42,114,531
Cash and short-term investments	3,441,580	5,184,195	7,574,938	9,465,568
Total assets	51,371,026	51,469,800	51,761,289	52,114,445

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The loss figures for the three months ended March 31, 2013 and June 30, 2013 are much lower than the other loss figures presented because the Company recognized foreign exchange gains of $752,000 and $537,000 in each respective period as the US dollar appreciated during that time. The Company received a significant amount of US currency in December 2012 as proceeds from the Transaction. During the first six months of 2013, the Company has been reducing its foreign currency balances in order to reduce its exposure to currency risk. The foreign exchange gains are not expected to be recurring items.

The loss for the three months ended December 31, 2012 is slightly elevated compared to the loss for the three months ended September 30, 2012 as a result of bonuses paid in the fourth quarter. Promotional activities and advertising also increased from the previous quarter in anticipation of the release of the Feasibility Study.

Western reported a loss of $19.1 million for the three months ended December 31, 2011. This quarterly loss includes a loss on distribution of $19.7 million as a result of the distribution of assets pursuant to the plan of arrangement completed on October 17, 2011 involving Copper North Mining Corp. and NorthIsle Copper and Gold Inc. (the “Arrangement”). The impact of the loss on distribution was somewhat offset by a deferred income tax recovery of $1.95 million. Costs related to the Arrangement also contributed $161,000 to the loss incurred during the three months ended December 31, 2011.

Other than the loss on distribution discussed above, high values assigned to stock options granted in July 2011 and the method used to amortize that value also contributed to higher than usual quarterly loss figures from December 31, 2011 to June 30, 2012.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

The determination of stock option value using the Black-Scholes option pricing model is correlated to the exercise price and the volatility of the underlying stock price. All other things being equal, the higher the exercise price, the higher the value assigned to the stock option. Stock options granted in July 2011 had an exercise price of $3.11. The value assigned to each stock option was $2.13. In comparison, the stock options granted in July 2012 had an exercise price of $0.80 per share and were assigned a value of $0.34 per stock option using the Black-Scholes option pricing model.

The value assigned to stock options is amortized over their vesting period on a graded basis, as required under International Financial Reporting Standards. This method heavily weights the amortization over the first 12 months, which explains much of the increase in loss and comprehensive loss from July 2011 to June 2012.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets should generally increase from period to period. As most field work relating to the Casino Project is performed from April to October due to weather considerations, larger increases in the carrying value of exploration and evaluation assets are expected during the second and third quarters of each year.

During the quarter ended December 31, 2012, Western received US$32 million in gross proceeds from the Transaction. The net proceeds of $31.4 million were recorded as a reduction to the carrying value of the Company’s exploration and evaluation assets.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, cash, cash equivalents and short-term investments generally decrease from one period to the next.

Cash increased substantially during the quarter ended December 31, 2012 as a result of US$32 million received from the Transaction.

Total assets

Because the Company capitalizes expenditures on its mineral properties as exploration and evaluation assets, no significant impact to total assets is expected unless Western completes a financing, distribution, or disposal.

Net cash proceeds received from the Transaction reduced the carrying value of exploration and evaluation assets. As such, there was no significant net change to total assets as a result of the Transaction.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$
CORPORATE EXPENSES
Filing and regulatory fees	12,132	34,775	160,578	183,989
Office and administration	70,851	50,622	186,535	158,597
Professional fees	39,125	60,199	129,894	214,545
Rent and utilities	46,568	30,922	124,681	77,357
Share-based payments	126,744	417,695	545,049	1,594,504
Shareholder communication and travel	86,398	91,343	395,044	268,086
Wages and benefits	218,127	212,472	692,898	621,749

LOSS BEFORE OTHER ITEMS	599,945	898,028	2,234,679	3,118,827

OTHER ITEMS
Exploration tax credit	-	(145,789)	-	(145,789)
Foreign exchange loss (gain)	119,001	(22)	(1,170,815)	4,870
Interest income	(79,807)	(13,772)	(168,685)	(64,429)
Plan of arrangement costs	-	-	-	45,798

LOSS AND COMPREHENSIVE LOSS	639,139	738,445	895,179	2,959,277

THREE MONTHS ENDED SEPTEMBER 30, 2013

Western incurred a loss of $639,000 ($0.01 per common share) for the three months ended September 30, 2013 compared to a loss of $738,000 ($0.01 per common share) over the same period in 2012. The scale and nature of the Company’s administrative activity have remained consistent throughout 2012 and 2013, but a number of significant items led to the difference in the loss figures.

Share-based payments were $291,000 less during the three months ended September 30, 2013 than during the three months ended September 30, 2012. The reason for the decrease in share-based payments is that the value attributed to the July 2011 stock option grant was almost fully amortized prior to September 30, 2013. For more information, refer to the discussion under Selected Quarterly Financial Information, above.

During the three months ended September 30, 2012, Western received a tax credit of $146,000 for 2011 exploration expenditures on the previously owned Island Copper Property. There was no such tax credit received during 2013.

During the three months ended September 30, 2013, the Company experienced a foreign exchange loss of $119,000 as a result of period end translation adjustments to Western’s US denominated cash and cash equivalents. The Company had minimal US denominated cash balances during the three and nine months ended September 30, 2012.

Interest income increased during the three months ended September 30, 2013 as compared to the same period in 2012 because the Company had higher interest bearing balances during the 2013 period.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

NINE MONTHS ENDED SEPTEMBER 30, 2013

Western incurred a loss of $895,000 ($0.01 per common share) for the nine months ended September 30, 2013 compared to a loss of $3.0 million ($0.03 per common share) over the same period in 2012. The scale and nature of the Company’s administrative activity have remained consistent throughout 2012 and 2013, but a number of significant items led to the difference in the loss figures.

During the nine months ended September 30, 2013, the Company experienced a foreign exchange gain of $1.2 million as the Company converted US Dollars to Canadian dollars at favourable exchange rates. The sizable gain experienced during the nine months of 2013 is not expected to be a recurring item.

Share-based payments were $1.05 million less during the nine months ended September 30, 2013 than during the nine months ended September 30, 2012. The reason for the decrease in share-based payments is that the value attributed to the July 2011 stock option grant was almost fully amortized prior to December 31, 2012. For more information, refer to the discussion under Selected Quarterly Financial Information, above.

Shareholder communication expenses were $127,000 higher during the nine months ended September 30, 2013 as compared to the same period in the prior year as the Company promoted the positive results of the Feasibility Study released in January 2013 through advertising and roadshows. The Company only undertook minor promotional activities during the nine months ended September 30, 2012.

Professional fees were $85,000 less during the nine months ended September 30, 2013 as compared to the same period in the previous year due to a general decrease in legal and tax activity.

Wages and benefits increased by $71,000 during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 largely due to severance payments being paid to terminated employees in 2013.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(648,105)	(339,932)	(657,403)	(1,301,118)
Financing activities	-	-	9,350	301,500
Investing activities	(33,118)	653,131	(26,771,574)	501,071

CHANGE IN CASH AND CASH EQUIVALENTS	(681,223)	313,199	(27,419,627)	(498,547)

Beginning balance	6,779,138	551,390	33,517,542	1,363,136

CASH AND CASH EQUIVALENTS	6,097,915	864,589	6,097,915	864,589

Western had $6.1 million in cash on-hand and $20.4 million in short-term investments as at September 30, 2013. This compares with cash of $33.5 million as at December 31, 2012.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

As at September 30, 2013, Western had $24.7 million in working capital, which is sufficient working capital to fund the Company’s anticipated corporate expenses through 2015 and continue advancing the Casino Project through the permitting phase. The Company will have to raise significant additional capital in order to build the Casino Project.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the nine months ended September 30, 2013, the Company received $9,350 from the exercise of stock options. This compares with $302,000 received from stock option exercises in the previous year.

Investing activities

Investing activities include both mineral property expenditures and purchases and redemptions of short-term investments. Because the Company redeems its short-term investments to pay for mineral property expenditures, these two items usually off-set to a great degree. This was not the case during the nine months ended September 30, 2013 as Western invested $20 million of the proceeds from the royalty sale into short-term investments and only expended $6.5 million on mineral property activities. During the nine months ended September 30, 2012, Western redeemed $5.6 million in short-term investments and spent $5.0 million on exploration and evaluation activities.

During the three months ended September 30, 2013, the Company redeemed $2.7 million of short-term investments and spent $2.7 million on exploration and evaluation expenditures. During the three months ended September 30, 2012, the Company redeemed $2.0 million of short-term investments and spent $1.4 million on exploration and evaluation expenditures.

The majority of the costs in both years relate to engineering studies (e.g. pre-feasibility, feasibility) and permitting work on the Casino Project. A summary of activities relating to the Casino Project is available under the Casino Project section at the beginning of this report.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

CONTRACTUAL OBLIGATIONS

Western leases office space in Vancouver, British Columbia. On October 31, 2013, the Company signed a new lease that will be effective January 1, 2014. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2013	81,000
2014	222,000
2015	222,000
2016	111,000
Thereafter	-

TOTAL	636,000

The Company is required to use the proceeds received from the royalty sale for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

The Company has no off-balance sheet arrangements, no capital lease agreements and no long term obligations other than those described above, throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

Since the Company’s corporate reorganization in October 2011, administration, accounting and other office services have been provided by Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by Western, NorthIsle Copper and Gold Inc. (“NorthIsle”), and Copper North Mining Corp. (“Copper North”). Ravenwolf provided the services to its owners on a cost-recovery basis.

Effective April 1, 2013, NorthIsle and Copper North transferred their respective Ravenwolf shares to Western and, as a result, Ravenwolf became a wholly-owned subsidiary of the Company.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Beginning April 1, 2013, Ravenwolf’s results are consolidated with those of the Company. Prior to that date, Ravenwolf was a related party to the Company and the amounts charged to Western were categorized as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$

Filing and regulatory	-	-	-	1,502
Office and administration	-	27,412	27,826	96,925
Rent and utilities	-	30,922	31,855	77,357
Shareholder communication	-	7,412	11,808	46,764
Wages and benefits	-	204,472	226,358	580,026
Other assets	-	1,316	-	1,316
Exploration and evaluation assets	-	64,410	74,837	201,486

	-	335,944	372,684	1,005,376

The Company’s related parties also include its directors and officers. The remuneration of directors and officers during the periods presented was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$

Salaries and director fees	204,900	188,725	621,541	595,900
Share-based payments	101,559	326,499	467,957	1,266,794

	306,459	515,224	1,089,498	1,862,694

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

The related party transactions incurred during the year were in the normal course of operations.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, the fair value of assets distributed pursuant to the plan of arrangement, and income and mining taxes. Differences may be material.

Exploration and evaluation asset

The carrying amount of the Company’s exploration and evaluation asset represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s asset are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.

Environmental rehabilitation

Minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental rehabiliation provision.

Share-based payments

The fair value of share-based payments and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012. As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2012.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

The Company designed its system of internal control based on the Internal Control-Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.

Based on that assessment, management concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from July 1 to September 30, 2013 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting or its disclosure controls and procedures.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred. Historically, Western has not held significant amounts denominated in currencies other than the Canadian dollar.

In December 2012, the Company completed a significant royalty transaction, the proceeds of which were denominated in US dollars. Although Western has been decreasing its foreign currency balance throughout 2013, the Company still had approximately US$5 million in financial instruments at September 30, 2013 (December 31, 2012 – US$32 million). As at September 30, 2013, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $56,000 (December 31, 2012 - $319,000).

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and forward looking information as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Casino Project” and elsewhere in Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, exploration results at the Company’s property; budgets; work programs; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Western ’s expectations include uncertainties involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s Annual Information Form, Western’s annual report on Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(an exploration stage company)	Three and nine months ended September 30, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The Company’s management discussion and analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2012, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 of the Commission. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the Commission’s reporting and disclosure requirements applicable to domestic United States issuers.